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                                                 Filed by: Elastic Networks Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
             Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

                                          Subject Company: Elastic Networks Inc.
                                                  Commission File No.: 333-76814

                                                         Date: February 28, 2002

         Elastic Networks Inc. ("Paradyne") has previously entered into that certain Agreement and Plan of Merger, dated December 27, 2001, as amended on January 4, 2002 (the "Merger Agreement"), by and among Paradyne Networks, Inc. ("Paradyne"), Phoenix Merger Sub, Inc., a wholly owned subsidiary of Paradyne ("Merger Sub"), and Elastic, pursuant to which, and subject to the terms and conditions contained therein, Paradyne will acquire Elastic by means of the merger of Sub with and into Elastic (the "Merger"). Pursuant to the Merger Agreement, Elastic stockholders will receive a fraction of a share of Paradyne common stock (the "Exchange Ratio") in exchange for each share of Elastic common stock they own that is outstanding at the effective time of the Merger. Copies of the Merger Agreement and certain related documents are attached as exhibits to a Current Report on Form 8-K and a Current Report on Form 8-K/A filed by Elastic with the Securities and Exchange Commission on December 31, 2001 and January 8, 2002, respectively.

         The Exchange Ratio is to be determined based in part on the average closing price (the "Average Closing Price") of Paradyne common stock on the Nasdaq National Market for the ten trading days ending the two trading days prior to closing of the Merger, which is currently expected to be completed on March 5, 2002 after the Elastic and Paradyne stockholder meetings or as soon thereafter as possible, and based in part on the amount of Elastic's net adjusted working capital as of February 15, 2002 (the "Closing Net Adjusted Working Capital Amount").

         On February 28, 2002, Paradyne and Elastic issued a joint press release announcing that the Closing Net Adjusted Working Capital Amount was within $100,000 of the Targeted Net Adjusted Working Capital Amount (as defined in the Merger Agreement) of $16,820,000. As a result, the Adjustment Factor (as defined in the Merger Agreement) to be used for purposes of determining the Exchange Ratio will be 1.0. The Adjustment Factor will be multiplied by a fraction determined based on the Average Closing Price, all as set forth in more detail in the Merger Agreement. The text of the joint press release is filed herewith as Appendix A and is incorporated herein by reference.

         The material contained in this filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as applicable, particularly those statements regarding the effects of the acquisition of Elastic by Paradyne, and those



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preceded by, followed by or that otherwise include the words "believes,"
"expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Elastic claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Elastic as of today's date, and Elastic does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Elastic or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Paradyne and Elastic have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary stockholder or other approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the acquisition include, but are not limited to, conditions in the financial markets relevant to the proposed acquisition, the successful integration of Elastic into Paradyne's business, and each company's ability to compete in the highly competitive data communications equipment industry. The revenues and earnings of Paradyne, Elastic and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: the timing and amount of expense reduction; the uncertainty of litigation, including putative stockholder class actions; a reliance on international sales; rapid technological change that could render Paradyne's, Elastic's or the combined company's products obsolete; the uncertain acceptance of new telecommunications services based on DSL; substantial dependence on network service providers who may reduce or discontinue their purchase of products or services at any time; the timing and amount of, or cancellation or rescheduling of, orders of Paradyne's, Elastic's or the combined company's products to existing and new customers; possible inability to sustain revenue growth or profitability; dependence on only a few customers for a substantial portion of Paradyne's, Elastic's or the combined company's revenue; highly competitive markets; reliance on sales of access products to BB Technologies Corporation (a newly formed subsidiary of Softbank Corp.), Lucent Technologies and Avaya Inc.; dependence on sole and single-source suppliers and the reliability of the raw materials supplied by them to manufacture products under customer contracts; a long and unpredictable sales cycle; the number of DSL lines actually deployed by BB Technologies Corporation and other DSL customers as compared to forecasts; Paradyne's, Elastic's or the combined company's ability to manufacture adequate quantities of products at forecasted costs under customer contracts; Paradyne's, Elastic's or the combined company's ability to manufacture products in accordance with its published specifications; and other risks identified from time to time in Paradyne's and Elastic's SEC reports and public announcements.

         The proposed transaction will be submitted to Paradyne's and Elastic's stockholders for their consideration. Paradyne has filed with the SEC a registration statement containing a definitive joint proxy statement-prospectus regarding the proposed transaction, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF PARADYNE AND ELASTIC ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL

AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS HAS BEEN SENT TO PARADYNE'S AND ELASTIC'S STOCKHOLDERS SEEKING THEIR APPROVAL OF THE PROPOSED TRANSACTION. YOU CAN OBTAIN FREE COPIES OF THESE DOCUMENTS AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND THE SEC FILINGS THAT ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: PARADYNE, INVESTOR RELATIONS 727-530-8082, OR
TO: ELASTIC, DARRELL E. BORNE 678-297-3100.

         Paradyne and Elastic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Paradyne and Elastic in connection with the acquisition. Information regarding those participants is included in the proxy statements for the Paradyne and Elastic annual stockholders' meetings for 2001, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement-prospectus regarding the proposed transaction.



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                                                                      APPENDIX A




FOR MORE INFORMATION, PLEASE CONTACT:

PARADYNE NETWORKS, INC.                              ELASTIC NETWORKS INC.

Investor Relations                                   Investor Relations
727-530-8082                                         irinfo@elastic.com
ir@paradyne.com

Press Relations                                      Press Relations
Jennifer Righi                                       Darrell Borne
727-530-2529                                         678-297-3100
jrighi@paradyne.com                                  dborne@elastic.com


           PARADYNE AND ELASTIC ANNOUNCE ADJUSTMENT FACTOR TO BE USED
                          IN THE ACQUISITION OF ELASTIC


LARGO, FLORIDA AND ATLANTA, GEORGIA - FEBRUARY 28, 2002 - Paradyne Networks, Inc. (NASDAQ:PDYN) and Elastic Networks Inc. (NASDAQ:ELAS) today announced that in accordance with the terms of the merger agreement between the companies and based upon the closing net adjusted working capital amount as defined therein, the adjustment factor to be used in the final share calculation will be 1.0.

The adjustment factor was determined by comparing Elastic's "closing net adjusted working capital amount" to Elastic's "targeted net adjusted working capital amount." Using an adjustment date of February 15, 2002 (based on an expected closing date of March 5, 2002), the targeted net adjusted working capital amount was $16,820,000. Elastic's closing net adjusted working capital amount as of February 15, 2002 was within $100,000 of the targeted amount, and, as a result, pursuant to the terms of the merger agreement, the adjustment factor will be 1.0.

ABOUT ELASTIC

Elastic is a broadband leader in first-mile Ethernet access solutions, deploying its patented EtherLoop technology across a variety of products and high-speed multi-media applications. With the introduction of the Storm System(TM) family of intelligent IP-over-Ethernet products, Elastic has successfully addressed the needs of the carrier, enterprise, MDU/MTU and hospitality


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markets for high-speed first-mile access solutions that deliver top quality service to end users while eliminating costly deployment and complicated support issues for service providers. Additionally, Elastic is building strategic relationships with distributor, chip manufacturing and data networking partners.

The company has offices in Alpharetta, Georgia, and Hong Kong. For more information about Elastic and its patented EtherLoop technology and products, contact Elastic's U.S. headquarters in Alpharetta, Georgia at 678-297-3100.

About Paradyne

Paradyne is a leading developer of carrier-class, high-speed network access solutions. A recognized market leader in digital subscriber line (dsl) and service level management (slm) solutions, paradyne markets its award-winning hotwire(r) dsl, reachdsl(tm) and framesaver(r) service level management systems to service providers and business customers. More than 20,100 hotwire dsl access multiplexers (dslams) have been deployed around the world. Paradyne has shipped over 296,000 ports of its unique reachdsl solution, giving carriers the ability to deliver broadband over almost any copper lines, even those that are very long or severely impaired. Paradyne's slm solutions have been deployed into mission-critical enterprise networks by the leading carriers, including at&t, bell canada, broadwing, intermedia, sbc, sprint, verizon, and worldcom.

Paradyne is headquartered in the Tampa Bay area. More information about Paradyne is available by calling 1-800-PARADYNE (U.S. and Canada) or 1-727-530-8623 worldwide.

                                       ###

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995

Statements in this press release regarding Paradyne's and Elastic's business, which are not historical facts, are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements as well as other information regarding the proposed acquisition of Elastic, please refer to Paradyne's and Elastic's joint proxy statement-prospectus dated January 30, 2002, Paradyne's Current Report on Form 8-K dated January 16, 2002 and Paradyne's and Elastic's other filings with the Securities and Exchange Commission.